Filing under Rule 425 under the Securities

Act of 1933 and deemed filed under Rule

14a-12 of the Securities Exchange Act of 1934

Filing by: Jazz Pharmaceuticals, Inc.

Subject Company: Jazz Pharmaceuticals, Inc.

SEC File No. of Jazz Pharmaceuticals, Inc.: 001-33500

The following is a slide presentation relating to the proposed transactions described therein that was made available beginning on September 19, 2011.

Jazz Pharmaceuticals and Azur Pharma A Compelling Strategic Combination Bruce Cozadd, Chairman and CEO

Forward-Looking Statements
"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This presentation contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the business combination transaction between Jazz Pharmaceuticals and Azur Pharma and the timing and benefits thereof, the combined company’s, and each respective company’s, strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, intellectual property and tax position, management structure, and other statements that are not historical facts.  These forward-
looking statements are based on Jazz Pharmaceuticals' current expectations and inherently involve significant risks and uncertainties.  Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Jazz Pharmaceuticals’
ability to complete the transaction on the proposed terms and schedule; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully or that such integration may be more difficult, time-
consuming or costly than expected; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction;
disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Jazz Pharmaceuticals’ business, including Jazz competition, including potential generic competition; Jazz Pharmaceuticals’ dependence on single source suppliers and manufacturers; the ability of Jazz Pharmaceuticals to protect its intellectual property and defend its patents; regulatory obligations and oversight; Jazz Pharmaceuticals cash flow; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Jazz Pharmaceuticals’ SEC filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended
June 30, 2011.  Jazz Pharmaceuticals undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.
Pharmaceuticals’ dependence on sales of Xyrem and its ability to increase sales of its Xyrem and Luvox CR products;

Forward-Looking Statements
Additional Information and Where to Find It
In connection with the proposed transaction, Jazz Pharmaceuticals and Azur Pharma will be filing documents with the SEC, including the filing by Jazz Pharmaceuticals of a preliminary and definitive proxy statement/prospectus relating to the proposed transaction and the filing by Azur Pharma of a registration statement on Form S-4 that will include the proxy statement/prospectus relating to the proposed transaction.  After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to Jazz Pharmaceuticals stockholders in connection with the proposed transaction.  INVESTORS
AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED
PRELIMINARY AND DEFINITIVE PROXY/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT JAZZ PHARMACEUTICALS, AZUR PHARMA AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, by directing a request to Jazz Pharmaceuticals’ Investor Relations department at Jazz Pharmaceuticals, Inc., Attention: Investor Relations, 3180 Porter Drive, Palo Alto, California 94304, or to Jazz
Pharmaceuticals’ Investor Relations department at 650-496-2800 or by email to investorinfo@jazzpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at
www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”  Jazz Pharmaceuticals and its directors and executive officers and Azur Pharma and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Jazz Pharmaceuticals in connection with the proposed transaction.  Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above.  Additional information regarding the directors and executive officers of Jazz Pharmaceuticals is also included in Jazz Pharmaceuticals’ proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2011.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Jazz Pharmaceuticals as described above.
This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
For full prescribing information refer to product websites.

Jazz Pharmaceuticals’ mission is to improve
patients’ lives by identifying, developing and
commercializing valuable pharmaceutical
products in focused therapeutic areas
Building Shareholder Value by Focusing on Patients

Strategy to Build Shareholder Value
Grow Xyrem sales in
current indications
Increased focus on
achieving full potential
1
Maintain entrepreneurial, ownership culture at the company
4
Make disciplined resource allocation decisions
Acquire additional
marketed or close to
approval products
Leverage our expertise
and infrastructure
2
Pursue lower risk
development of
specialty products
Invest percentage
of sales longer-term
3

Strategic Benefits
• Diversified portfolio of CNS and
women’s health products
• Increased scale and platform
for growth
• Resources to invest in future
pipeline and strong franchise
management opportunities
• Stronger, enhanced
management team
Projected Financial Benefits
• Accretive transaction
1
• Revenues >$475M
and cash flow >$200M in
first 12 months
• ~$250M cash at closing
2
• Strong balance sheet
with no debt
1
Accretion for Jazz Pharmaceuticals shareholders is on a  fully-taxed adjusted EPS basis. Adjusted EPS is a non-GAAP financial measure that excludes certain items from GAAP EPS.
2
Pro forma estimate as of Jan 1, 2012.
Compelling Strategic and Financial Benefits
Jazz
Pharmaceuticals plc
Ireland

Jazz Pharmaceuticals plc
• 12 products currently marketed in US
• >$475 million in revenues in first 12 months
• >$200 million in cash generated in first 12 months
• Jazz Pharmaceuticals: slightly under 80%; Azur Pharma: slightly over 20%
• Combined capitalization approximately 60M shares fully diluted at closing
• Jazz Pharmaceuticals board represented funds entered into voting agreements (~43% of shares)
• 99% of Azur shareholders entered into agreement to take necessary actions
• Current directors of Jazz Pharmaceuticals
• Seamus Mulligan (Chairman and CEO, Azur Pharma)
Portfolio & Financial
Projections
Ownership in
Combined Company
Shareholder Votes
Board of Directors
• Bruce Cozadd, Chairman and CEO
• Kate Falberg, CFO
• Seamus Mulligan, Chief Business Officer, International Business Development
• Azur executives join JPI executives in leadership roles
Management
Anticipated Closing: 1Q12

2011 Estimated Revenues
Stand Alone Jazz Pharmaceuticals, Inc. Pro forma Jazz Pharmaceuticals plc
A Growing, Diversified Product Portfolio
Luvox CR
13%
Xyrem 87%
Xyrem 63%
Luvox CR
9%
Prialt 6%
Women’s
Health 10%
Other CNS
1%
FazaClo LD
8%
FazaClo HD
3%

Azur Pharma Overview Seamus Mulligan, Chairman and CEO Eunan Maguire, President, North America

Azur Pharma
• Leveraging extensive industry network and business development expertise
• Assembling and commercializing a diversified product portfolio in specialty therapeutic areas
• Investing in lower-risk development projects through life cycle management initiatives
• Establishing a highly efficient corporate structure which maximizes cash flow available to fund growth
Azur Pharma is a specialty focused pharmaceutical company
formed in 2005 that has created a successful business by:

Azur Pharma –
Compelling Fit With Jazz Pharmaceuticals
$0
$10
$20
$30
$40
$50
$60
$70
$80
$90
$100
2006 2007 2008 2009 2010
• Strong commercial focus and expertise
in CNS and women’s health
• Approximately 170 employees:
—
105 people in 3 US sales forces
across pain, psychiatry and
women’s health
—
16 person medical affairs team
—
50 people in home office
(18 Dublin; 32 Philadelphia)
• Lower risk pipeline of line extensions for
clozapine franchise and LCM programs
for key women’s health brands

CNS Women’s Health
Net Sales (Millions)

Prialt - for Chronic Pain
• 2010 net sales of $20M (marketed by Azur since May 2010)
• Only non-opioid intrathecal (IT) analgesic for severe chronic pain
• Compelling growth opportunity with business characteristics similar to Xyrem:
– Requires high touch sales capability with heavy clinical emphasis
– Currently used in less than 3% of available pain market pumps
– Limited competitive threats and multiple years of patent and other protection
• European rights licensed to Eisai; Azur retains ROW rights

1. See full prescribing information on website
1

FazaClo –
for Treatment Resistant Schizophrenia
• 2010 net sales of $37M
• Orally disintegrating clozapine tablets approved for management of treatment resistant schizophrenia
• 10% prescription share despite largely generic clozapine market
• FazaClo High Dose (HD) launched September 2010
– More than 20% switched from Low Dose (LD) as of 2Q11
– Dosing flexibility and lower pill burden
• Generics filed to FazaClo – settlement with Teva with potential launch of lower dosage product in 2Q12 and higher dosage in 2015
• Additional clozapine line extensions in development

1. See full prescribing information on website
1

• Diversified and balanced set of six products
1
with 2010 net sales of $27M
• Significant growth opportunity driven by Elestrin
1
, a topical gel ERT therapy
-
Patents through 2022
• Revamped Elestrin promotion model in 2010 leveraging 51 sales representatives
Women’s Health Products -
Targeting a Growing Market
Elestrin Other Women’s Health
Net Sales Contribution
1. See full prescribing information on website
0%
20%
40%
60%
80%
100%
2009 2010 2011E

Azur Pharma Pipeline Opportunities
NAME INDICATION DESCRIPTION STATUS
Clozapine
Treatment resistant schizophrenia
& reducing recurrent suicidal
behavior risk
Multiple life cycle programs Multiple
Prenatal
vitamins
Prenatal supplements Multiple development programs
Products to launch
in 2011 onwards
• Lower risk pipeline opportunities target clozapine and women’s health products
• Benefits of future product candidates are additive

Financial Overview Kate Falberg CFO ,

Azur Pharma Financial Overview
$0
$20
$40
$60
$80
$100
$120
Net Sales Operating
Expenses
EBITDA
2010 Financials
1
($M)
2011 Estimates
1
($M)
1. Financial results prepared in accordance with the International Financial Reporting Standards, IFRS
2. EBITDA is a non-GAAP financial measure that excludes certain items. A reconciliation of EBITDA to Operating Income is in a table included with this presentation.
3. Operating Expenses include R&D and SG&A
$83M
$24M
2
$0
$20
$40
$60
$80
$100
$120
Net Sales Operating
Expenses
EBITDA
2
$37M
Product Gross Margin: 80-85%
3
3

•
Sourcing of new products for all markets
•
Potential expansion into Europe
Benefits of New Corporate Structure
Access to international capital markets and business development opportunities
•
Sales, marketing, and clinical/medical science liaison organizations
•
Multi-product supply chain management
•
BD executives with demonstrated success
Enhanced management capabilities
•
Enhanced ability to attract and retain key talent
Additional locations (Philadelphia, Dublin)
Parent company in Ireland expected to license, develop and acquire existing and new products

Accretive Transaction and NOLs Preserved
• Transaction expected to be accretive to Jazz Pharmaceuticals, Inc. 2012 Adjusted EPS on a fully taxed basis
• No operating cost synergies assumed
• Reversal of valuation allowance on deferred tax assets
– Would result in significant non-cash GAAP tax benefit, excluded from Adjusted EPS
– Tax provision would apply subsequently
• Stand alone, JPI would record taxes at ~40%
– Jazz Pharmaceuticals plc pro forma expected tax rate percentage in mid-20s
– 2012 a transition year for taxes
1. Adjusted EPS is a non-GAAP financial measure that excludes certain items from GAAP EPS.
2. A valuation allowance currently reduces the deferred tax assets to the amount that is more likely than not to be realized.  While the reversal criteria is not expected to be satisfied in 3Q11, Jazz Pharmaceuticals will continue to evaluate based on projected taxable income and other key operating factors.
Financial Assumptions
2

Next Steps
File preliminary proxy
statement and S-4
Expected to
close 1Q12
Transaction is
subject to customary
closing conditions
and regulatory
approvals, including:
•
SEC effectiveness of S-4
•
Jazz Pharmaceuticals, Inc.
stockholder approval
•
Azur approval of other
necessary actions
•
Antitrust clearance
•
Transaction will be taxable to
Jazz Pharmaceuticals, Inc.
stockholders
•
Jazz Pharmaceuticals plc
shares to be traded on Nasdaq

Strategic Benefits
• Diversified portfolio of CNS and
women’s health products
• Increased scale and platform
for growth
• Resources to invest in future
pipeline and strong franchise
management opportunities
• Stronger, enhanced
management team
Projected Financial Benefits
• Accretive transaction
• Revenues >$475M
and cash flow >$200M in
first 12 months
• ~$250M cash at closing
• Strong balance sheet
with no debt
1
Accretion for Jazz Pharmaceuticals shareholders is on a  fully-taxed adjusted EPS basis. Adjusted EPS is a non-GAAP financial measure that excludes certain items from GAAP EPS.
2
Pro forma estimate as of Jan 1, 2012.
Compelling Strategic and Financial Benefits
Jazz
Pharmaceuticals plc
Ireland
2
1

Azur Pharma
1
Reconciliation of EBITDA to Operating Income
(In millions)
EBITDA
Subtract:
Depreciation & Amortization
Stock-based compensation expense
Operating Income
$23.8
16.5
0.3
$7.0
FY 2009
1. Financial statements have been prepared in accordance with the International Financial Reporting Standards, IFRS
2010